UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Interim Management Statement - 30 April,  2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 30, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: April 30, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

30th April 2010
Barclays PLC
Interim Management Statement
"I am pleased with the strong growth in profits which we have delivered this quarter. Diversification of our business and risk, and good underlying performance, have combined to produce this result. The improvement that we have seen in impairment reflects the signs of economic recovery now evident in many of the markets in which we operate."
John Varley, Group Chief Executive
	Three Months Ended	Three Months Ended
Group Unaudited Results	31.03.10	31.03.09
	£m	£m	% Change
Total income net of insurance claims	8,065	7,719	4
Impairment charges and other credit provisions	(1,508)	(2,309)	(35)
Net income before operating expenses	6,557	5,410	21
Operating expenses	(4,852)	(4,163)	17

Profit before tax from continuing operations	1,820	1,239	47
Profit before tax from discontinued operations	-	133	nm

Own credit charge/(gain)	102	(279)	nm
Gains on acquisitions and disposals	(100)	(3)	nm
Underlying profit before tax	1,822	957	90

Profit after tax from continuing operations	1,310	967	35
Profit after tax from discontinued operations	-	89	nm

Total profit attributable to equity holders of the parent	1,067	826	29

Basic earnings per share	9.3p	6.9p	35
Diluted earnings per share	8.7p	6.8p	28
Dividend per share	1.0p	-	nm
Return on average shareholders' equity	8.7%	8.0%	9
Cost:income ratio	60%	54%	12
Cost:net income ratio	74%	77%	(4)

Profit Before Tax by Segment
Global Retail Banking	403	429	(6)
UK Retail Banking	238	199	20
Barclaycard	118	179	(34)
Western Europe Retail Banking	17	25	(32)
Barclays Africa	30	26	15
Corporate and Investment Banking, and Wealth Management	1,468	1,000	47
Barclays Capital	1,469	907	62
Barclays Corporate	(75)	79	nm
UK & Ireland	158	183	(14)
Continental Europe	(70)	(9)	nm
New Markets	(163)	(95)	nm
Barclays Wealth	45	30	50
Investment Management	29	(16)	nm
Absa	167	78	114
Head Office Functions and Other Operations	(218)	(268)	nm

Unless otherwise stated all disclosed figures relate to continuing operations
Q110 Interim Management Statement

Performance Summary
•

Profit before tax up 47% to £1,820m
•

Excluding movement on own credit and gains on acquisitions and disposals, underlying profit before tax up 90% from £957m to £1,822m
•

Income up 4% to £8,065m despite the continued impact of liability margin compression
•

Positive net income:cost jaws of 4%
•

Impairment down 35% to £1,508m relative to Q1 2009 (£2,309m) and down 19% relative to Q4 2009 (£1,857m) with a loan loss rate of 112 basis points compared to 131 basis points for the first three months of 2009 and 152 basis points for the last three months of 2009
•

Total credit market writedowns of £141m (2009: £2,613m)
•

Earnings per share up 35% to 9.3p (2009: 6.9p)
•

First quarter dividend of 1p per share
•

Growth of 8% in risk weighted assets since year end to £415bn. Core Tier 1 ratio of 9.8%
•

Continued strengthening of Group liquidity pool to £152bn
•

Gross new lending balances to UK households and businesses up £16bn during Q1 2010, including £7bn relating to the acquired Standard Life Bank
•

Customer deposits in Global Retail Banking, Barclays Corporate, Barclays Wealth and Absa increased 5% to £259bn from the year end

Group Performance
Group profit before tax for the three months ended 31st March 2010 was £1,820m (2009: £1,239m), an increase year on year of 47% (£581m). Excluding a charge on own credit of £102m (2009: gain of £279m) and gains on acquisitions and disposals of £100m (2009: £3m), underlying profit before tax increased 90% to £1,822m (2009: £957m).  Total credit market writedowns were £141m (2009: £2,613m).
Income increased 4% to £8,065m (2009: £7,719m) including good growth at Barclays Capital. Income growth and a significant reduction in impairment charges to £1,508m (2009: £2,309m) were partially offset by an increase in operating expenses to £4,852m (2009: £4,163m). The loan loss rate was 112 basis points compared to 131 basis points for the first three months of 2009 and 152 basis points for the last three months of 2009.
Gains on acquisitions and disposals of £100m included a £71m gain on the acquisition of Standard Life Bank. Costs at Barclays Corporate included a restructuring charge of £77m.
Performance for each quarter since 1st January 2009 is summarised in Appendix I.
Capital, Leverage and Liquidity
Risk weighted assets increased 8% to £415bn (31st December 2009: £383bn) as a result of changes in regulatory methodologies, movements in foreign exchange and increased business volumes. The Core Tier 1 ratio at 31st March 2010 was 9.8%.
There was a small increase in adjusted gross leverage to 21x (31st December 2009: 20x).
The Group liquidity pool increased in the three months to 31st March 2010 to £152bn and is expected to remain at this level in anticipation of future regulatory requirements.
Funding raised through the unsecured, covered bond and structured note market totalled £17bn in the quarter. The Group has £4bn of publicly issued debt and £11bn of structured notes maturing in 2010.

Q110 Interim Management Statement

Business Commentary
Global Retail Banking
Global Retail Banking
profit before tax decreased 6% to £403m (2009: £429m). Income decreased 3% partly as a result of continued liability margin compression in the UK. Costs were well controlled and although impairment increased 1% there was an improvement of 14 basis points in the loan loss rate to 162 basis points compared to Q1 2009 and an improvement of 20 basis points compared to Q4 2009. Customer deposits grew faster than customer loans.
Profit before tax at
UK Retail Banking
increased 20% to £238m (2009: £199m), including a gain of £71m on the acquisition of Standard Life Bank. A moderate decrease in income reflected good growth in personal deposit balances, offset by continued liability margin compression. Costs were broadly flat and continued to be tightly controlled. Impairment charges decreased on prior year and mortgage impairment charges remained low.  Net mortgage lending in the quarter was £2.3bn, with gross mortgage lending of £4.3bn, excluding Standard Life Bank.
Profit before tax at
Barclaycard
decreased 34% to £118m (2009: £179m). A moderate decline in income partly reflected the impact of credit card regulation in the US. Impairment charges increased reflecting the impact of prior year economic weakness on the rate of unemployment. However the proportion of balances in delinquency reduced and the quarterly loan loss rate in the US improved compared to Q4 2009. Operating expenses increased reflecting marketing costs, including the launch of the Barclaycard Freedom rewards programme in the UK, higher pension charges, and one-off costs relating to the implementation of credit card regulation in the US.
Western Europe Retail Banking
profit before tax fell 32% to £17m (2009: £25m) against the backdrop of a continuing challenging economic environment. Results included a gain of £29m on the acquisition of an Italian cards business in February 2010. Income decreased 10% due to continued liability margin compression and lower treasury product related income, partially offset by a contribution from the Portuguese cards business acquired in late 2009. Impairment increased £3m year on year but was down compared to Q4 2009. Costs also increased slightly principally due to continued expansion in the branch network. Deposits grew 39% year on year, while customer assets grew 8%, improving the funding ratio.
Barclays Africa
profit before tax increased 15% to £30m (2009: £26m) as a result of solid income growth and significantly lower impairment, partially offset by an increase in costs as a result of higher pension charges and other staff costs.
Corporate and Investment Banking, and Wealth Management
Corporate and Investment Banking, and Wealth Management
profit before tax grew 47% to £1,468m (2009: £1,000m) and income increased 4% to £4,910m (2009: £4,714m).
Profit before tax at
Barclays Capital
increased 62% to £1,469m (2009: £907m). Top-line income was £3,845m (2009: £5,214m), an increase on the third and fourth quarters of 2009, although lower than the very strong first two quarters of 2009. Fixed Income, Currencies and Commodities top-line income of £2,600m increased relative to the previous two quarters but decreased compared to the first quarter of 2009, reflecting lower contributions from rates and commodities partially offset by improved performance within a number of credit businesses and emerging markets. Investment Banking produced a strong performance in both debt and equity underwriting and reported a 66% increase in income on the first quarter of 2009. Average daily value at risk was £55m compared to £65m in Q4 2009 and £94m in Q1 2009.
After deducting from top-line income an own credit charge of £102m (2009: gain of £279m) and including £50m in credit market writebacks (2009: loss of £1,859m) total income was £3,793m, a 4% increase year on year, and a 28% increase compared to the fourth quarter of 2009
.
Impairment reduced 75% to £268m, including £191m (2009: £754m) relating to credit market writedowns, reflecting an improvement in market conditions. Net income increased 37% to £3,525m (2009: £2,566m). Costs increased 25% to £2,059m, a lower rate than the increase in net income, reflecting the accrual of variable costs, increased headcount and continued investment in growth initiatives within investment banking and equities. The cost:net income ratio was 58% (2009: 64%) and the compensation:income ratio remained broadly in line with full year 2009.

Q110 Interim Management Statement

Barclays Corporate
recorded a loss before tax of £75m (2009: profit of £79m). The loss included restructuring charges of £77m reflecting realignment of activities in New Markets. Results also included a resilient profit performance in UK & Ireland but higher impairment charges in Spain and Italy.
	Three Months Ended	Three Months Ended
Profit Before Tax	31.03.10	31.03.09
	£m	£m
UK & Ireland	158	183
Continental Europe	(70)	(9)
New Markets	(163)	(95)
Total	(75)	79

-
UK & Ireland
profit before tax decreased 14% to £158m (2009: £183m).  Income decreased 2%, reflecting lower levels of fees and commissions, and costs increased, mainly as a result of higher pension charges. Impairment charges were 6% lower.
-
Continental Europe
loss before tax increased to £70m (2009: £9m) principally driven by higher impairment charges in Spain and Italy. Income declined mainly reflecting lower levels of net interest income in Spain.
-
New Markets
loss before tax increased to £163m (2009: £95m) driven by restructuring costs of £77m.  Excluding restructuring, loss before tax reduced as lower income, reflecting reduced risk appetite, was more than offset by lower impairment charges.
Barclays Wealth
profit before tax increased 50% to £45m (2009: £30m). Very strong income growth was driven by the High Net Worth businesses including Barclays Wealth Americas. Impairment charges were slightly higher than Q1 2009 but lower than Q4 2009. Costs grew broadly in line with income reflecting volume growth and the early stages of the Barclays Wealth investment programme.  Client assets increased 3% to £155bn since the year end.
Investment Management
profit before tax of £29m (2009: loss of £16m) principally reflected dividend income from the 19.9% holding in BlackRock, Inc.
Absa
Profit before tax at
Absa
increased 114% to £167m (2009: £78m) including a one-off credit relating to the Group's recognition of a pension fund surplus and the appreciation in the average value of the Rand against Sterling. Excluding these items, profit before tax increased 15%, driven by lower retail impairment.
Head Office Functions and Other Operations
The loss before tax in
Head Office Functions and Other Operations
decreased £50m to £218m (2009: loss of £268m) reflecting reduced net costs in central hedging, transaction and funding activity.

Q110 Interim Management Statement

Impairment

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	31.03.10	31.03.10	31.12.09	31.12.09	31.03.09	31.03.09
	£m	LLR[1]	£m	LLR[1]	£m	LLR[1]
Impairment charges on loans and advances	1,428		1,793		1,699
Charges in respect of undrawn facilities and guarantees	6		2		17
Impairment charges on loans and advances	1,434	112	1,795	152	1,716	131
Impairment charges on available for sale assets and reverse repurchase agreements	74		62		593
Impairment charges and other credit provisions	1,508		1,857		2,309

Impairment charges on loans and advances fell by 16% (£282m) to £1,434m (2009: £1,716m). This was primarily due to lower charges in:
—

Barclays Capital - reduction of £563m to £191m (2009: £754m) against credit market exposures
—

Wholesale portfolios - fewer large single name charges, partially offset by higher impairment charges in Spain
—

Retail portfolios - improved performances in a number of the unsecured portfolios
Relative to Q4 2009, impairment charges on loans and advances fell by 20% (£361m) to £1,434m (2009: £1,795m). This fall was primarily due to lower charges in Barclays Capital and other wholesale portfolios.
See Appendix II for more information on impairment and loan balances.

Barclays Capital Credit Market Exposures
See Appendix III for information on Barclays Capital Credit Market Exposures.

Current Trading, Recent Developments and Outlook
Month to date trading for April has been consistent with the trends over the first quarter.
We are encouraged by the continued improvement in impairment levels that we are experiencing, reflecting a better economic environment in many of the markets in which we operate. We continue to operate with strong capital and liquidity levels in anticipation of future regulatory requirements.

Dividends
It is our policy to declare and pay dividends on a quarterly basis. We will pay a cash dividend for the first quarter of 2010 of 1.0p on 4th June 2010.

1       Annualised loan loss rate
Q110 Interim Management Statement

Notes
1.
Unless otherwise stated all disclosed figures relate to continuing operations.
2.
Key trends in the income statement set out above, unless stated otherwise, relate to the three months to 31st March 2010, and are compared to the corresponding three months of 2009.
3.
Trends in income, unless stated otherwise, are expressed after the deduction of 'net claims and benefits on insurance contracts'.
4.
The financial information on which this interim management statement is based, and the credit market exposures and other data set out in the appendices to this statement, are unaudited and have been prepared in accordance with Barclays previously stated accounting policies described in the 2009 Annual Report. A glossary of terms is also set out in the 2009 Annual Report.
5.     For qualifying US and Canadian resident ADR holders, the interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will mail the interim dividend on 4th June 2010 to ADR holders on the record on 14th May 2010.
Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan (DRIP). The DRIP is available to all shareholders, including members of Barclays Sharestore, provided that they neither live in nor are subject to the jurisdiction of any country where their participation in the DRIP would require Barclays or The Plan Administrator to Barclays DRIP to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the DRIP should contact in writing: The Plan Administrator to Barclays DRIP, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, or by telephoning 0871 384 2055 (calls to this number are charged at 8p per minute if using a BT landline; other telephony provider costs may vary). The completed form should be returned to The Plan Administrator to Barclays DRIP on or before 14th May 2010 for it to be effective in time for the payment of the dividend on 4th June 2010. Shareholders who are already in the DRIP need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator to Barclays DRIP.

Timetable
Event	Date
Ex Dividend Date	Wednesday, 12th May 2010
Dividend Record Date	Friday, 14th May 2010
Dividend Payment Date	Friday, 4th June 2010
2010 Interim Results Announcement	Thursday, 5th August 2010

For Further Information Please Contact
Investor Relations	Media Relations
Stephen Jones/James Johnson	Howell James/Alistair Smith
+44 (0) 20 7116 5752/7233	+44 (0) 20 7116 6060/6132

Q110 Interim Management Statement

Forward Looking Statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.
Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Q110 IMS Appendix I - Quarterly Results Summary

Quarterly Results Summary
	Q110	Q409	Q309	Q209	Q109
	£m	£m	£m	£m	£m
Top-line income	8,117	7,453	8,189	10,419	9,299
Credit market writebacks/(writedowns)	50	(166)	(744)	(1,648)	(1,859)
Own credit (charge)/gain	(102)	(522)	(405)	(1,172)	279
Total income net of insurance claims	8,065	6,765	7,040	7,599	7,719

Impairment charges and other credit provisions	(1,317)	(1,612)	(1,404)	(1,831)	(1,555)
Impairment charges - credit market writedowns	(191)	(245)	(254)	(416)	(754)
Impairment charges	(1,508)	(1,857)	(1,658)	(2,247)	(2,309)

Net income	6,557	4,908	5,382	5,352	5,410

Operating expenses	(4,852)	(4,482)	(4,182)	(3,888)	(4,163)
Share of results of JVs & associates	15	16	5	24	(11)
Profit on disposal of subsidiaries, associates & JVs	-	10	157	19	2
Gains/(losses) on acquisitions	100	26	-	(1)	1
Profit before tax	1,820	478	1,362	1,506	1,239

Profit after tax	1,310	350	948	1,246	967

Cost:income ratio	60%	66%	59%	51%	54%
Cost:net income ratio	74%	91%	78%	73%	77%
Basic earnings per share	9.3p	1.1p	6.6p	9.5p	6.9p

Profit before tax	1,820	478	1,362	1,506	1,239
Own credit charge/(gain)	102	522	405	1,172	(279)
Gains on acquisitions and disposals	(100)	(36)	(157)	(18)	(3)
Gains on debt buy-backs	-	-	(57)	(1,192)	-
Underlying profit before tax	1,822	964	1,553	1,468	957

Q110 IMS Appendix II - Risk Management

Loans and Advances at Amortised Cost
As at 31.03.10	Gross Loans & Advances	Impairment Allowance	Loans & Advances Net of Impairment	Impairment Charge	Loan Loss Rates[1]
	£m	£m	£m	£m	bp
Wholesale - customers	235,080	4,978	230,102	509	87
Wholesale - banks	47,398	67	47,331	-	-
Total wholesale	282,478	5,045	277,433	509	72

Retail - customers	227,655	6,621	221,034	925	163
Total retail	227,655	6,621	221,034	925	163

Total	510,133	11,666	498,467	1,434	112

As at 31.12.09
Wholesale - customers	217,470	4,616	212,854	3,428	158
Wholesale - banks	41,196	61	41,135	11	3
Total wholesale	258,666	4,677	253,989	3,439	133

Retail - customers	213,489	6,119	207,370	3,919	184
Total retail	213,489	6,119	207,370	3,919	184

Total	472,155	10,796	461,359	7,358	156

Total loans and advances to customers and banks gross of impairment allowances increased 8% (£37,978m) to £510,133m since year end (31st December 2009: £472,155m) mainly as a result of a 9% rise in the wholesale portfolios, principally in Barclays Capital driven by an increase in settlement balances of £25,761m to £51,586m (31st December 2009: £25,825m) and an appreciation in the value of other currencies relative to Sterling. Loans and advances to customers grew 7% in the retail portfolios, with the most notable rise in UK Retail Banking, primarily as a result of continued growth in the UK Home Finance and the acquisition of Standard Life Bank in 2010.
The annualised loan loss rate for the first quarter of 2010 was lower at 112 basis points (Full Year 2009: 156 basis points) reflecting the lower impairment charges and rise in loan balances in 2010.
Impairment allowances increased 8% to £11,666m (31st December 2009: £10,796m), reflecting increases across the majority of businesses as delinquent assets flowed into later cycles, thereby attracting an increased impairment requirement.

1       Annualised for quarter ended 31.03.10
Q110 IMS Appendix III - Barclays Capital Credit Market Exposures

Barclays Capital Credit Market Exposures
Barclays Capital's credit market exposures primarily relate to commercial real estate and leveraged finance. These include positions subject to fair value movements in the income statement and positions that are classified as loans and advances and as available for sale.
The balances and writedowns to 31st March 2010 are set out by asset class below:
						Three Months Ended 31.03.10
US Residential Mortgages		As at 31.03.10	As at 31.12.09	As at 31.03.10	As at 31.12.09	Fair Value (Losses)/ Gains	Impair-ment (Charge)/ Release	Total (Losses)/ Gains
	Notes	$m1	$m1	£m1	£m1	£m	£m	£m
ABS CDO Super Senior	A1	2,923	3,127	1,933	1,931	-	(89)	(89)
Other US sub-prime and Alt-A	A2	2,711	2,254	1,793	1,392	3	(47)	(44)
Monoline wrapped US RMBS	A3	-	9	-	6	(7)	-	(7)

Commercial Mortgages
Commercial real estate loans and properties	B1	11,872	12,525	7,850	7,734	(88)	-	(88)
Commercial mortgage-backed securities	B1	1,191	762	788	471	(2)	-	(2)
Monoline wrapped CMBS	B2	32	49	21	30	3	-	3

Other Credit Market
Leveraged Finance	C1	7,859	8,919	5,197	5,507	-	(65)	(65)
SIVs, SIV -Lites and CDPCs	C2	824	896	545	553	12	10	22
Monoline wrapped CLO and other	C3	3,156	3,443	2,086	2,126	129	-	129

Loan to Protium	D	12,645	12,727	8,362	7,859

Total exposures		43,213	44,711	28,575	27,609

Total writedowns						50	(191)	(141)

During the period ended 31st March 2010, credit market exposures increased £966m to £28,575m (31st December 2009: £27,609m). The increase reflected the appreciation in the value of other currencies against Sterling of £1,255m and the addition of liquid, actively traded secondary market positions of £688m, partially offset by net sales and paydowns and other movements of £836m and total writedowns of £141m.
In the period ended 31st March 2010, total writedowns comprised £191m (2009: £754m) of impairment charges, offset by £50m of net fair value gains through income (2009: loss £1,859m). Total writedowns included £140m (2009: £1,225m) against US residential mortgage positions, £87m (2009: £884m) against commercial mortgage positions, and a £86m gain (2009: loss £504m) against other credit market positions.

1       As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling
Q110 IMS Appendix III - Barclays Capital Credit Market Exposures

A.      US Residential Mortgages
A1.      ABS CDO Super Senior
ABS CDO Super Senior positions at 31st March 2010 comprised five high grade liquidity facilities which were fully drawn and classified within loans and receivables.
During the year, ABS CDO Super Senior positions increased £2m to £1,933m (31st December 2009: £1,931m). Net exposures are stated after impairment charges, of which £89m was incurred in the current period (2009: £149m). There was an increase of £133m resulting from appreciation in the value of the US Dollar against Sterling, offset by amortisation of £42m in the year.
ABS CDO Super Senior positions at 31st March represented a 46% mark after impairment and subordination
(31st December 2009: 49%).
A2.      Other US Sub-Prime and Alt-A
Other US sub-prime and Alt-A positions of £1,793m (31st December 2009: £1,392m) included £867m (31st December 2009: £498m) of liquid, actively traded, secondary positions. The increase in secondary positions drove net additions and other movements of £332m. There was an increase of £113m from the appreciation in the value of other currencies against Sterling, offset by losses of £44m (2009: £860m).
A3.      US Residential Mortgage Backed Securities Wrapped by Monoline Insurers
Exposure to US RMBS assets where Barclays Capital held protection from Monoline insurers had reduced to £nil at 31st March 2010 (31st December 2009: £6m), as the residual fair value exposure of £54m was fully covered by a credit valuation adjustment.

Q110 IMS Appendix III - Barclays Capital Credit Market Exposures

B.      Commercial Mortgages
B1.      Commercial Real Estate and Mortgage-Backed Securities
Commercial mortgages held at fair value include commercial real estate loans of £6,552m (31st December 2009: £6,534m), commercial real estate properties owned of £1,298m (31st December 2009: £1,200m) and commercial mortgage-backed securities of £788m (31st December 2009: £471m).
Commercial Real Estate Loans and Properties Owned
In the period ended 31st March 2010, commercial real estate loans and properties owned increased by £116m to £7,850m (31st December 2009: £7,734m). The appreciation in the value of other currencies against Sterling and other movements resulted in an increase of £325m. This was partially offset by net sales and paydowns of £99m in the US, £17m in the UK and Europe, and £5m in Asia, as well as losses of £88m (2009: £457m), of which £65m related to the US, £13m to UK and Europe, and £10m to Asia.
The geographic distribution of commercial real estate loans comprised 51% UK and Europe, 44% US and 5% Asia.
One large transaction comprised 25% of the total US commercial real estate loan balance. The remaining 75% of the US positions comprises 62 transactions. The remaining weighted average number of years to initial maturity of the US portfolio is 1.0 years (31st December 2009: 1.2 years).
The UK and Europe portfolio is well diversified with 57 transactions at 31st March 2010. In Europe protection is provided by loan covenants and periodic LTV retests, which cover 83% of the portfolio. 50% of the German positions relates to one transaction secured on residential assets.
Commercial Real Estate Loans by Region
	As at 31.03.10	As at 31.12.09	Marks at 31.03.10	Marks at 31.12.09
	£m	£m	%	%
US	2,869	2,852	60%	62%
Germany	1,952	1,959	83%	84%
Sweden	206	201	80%	81%
France	189	189	70%	70%
Switzerland	146	141	85%	85%
Spain	72	72	52%	56%
Other Europe	367	370	58%	57%
UK	424	429	61%	61%
Asia	327	321	75%	77%
Total	6,552	6,534
Commercial Real Estate Loans by Industry
	As at 31.03.10						As at 31.12.09
	US	Germany	Other Europe	UK	Asia	Total	Total
	£m	£m	£m	£m	£m	£m	£m
Residential	1,157	1,045	-	152	104	2,458	2,439
Office	356	264	564	75	82	1,341	1,338
Hotels	648	-	223	8	1	880	846
Retail	50	495	73	30	76	724	737
Industrial	404	106	104	19	11	644	622
Leisure	-	-	-	140	-	140	140
Land	137	-	-	-	-	137	128
Mixed/Others	117	42	16	-	53	228	284
Total	2,869	1,952	980	424	327	6,552	6,534

Q110 IMS Appendix III - Barclays Capital Credit Market Exposures

	As at	As at
Commercial Real Estate Properties Owned by Industry	31.03.10	31.12.09
	£m	£m
Residential	62	56
Office	1,000	927
Hotels	142	126
Industrial	26	25
Leisure	34	33
Land	33	31
Mixed/Others	1	2
Total	1,298	1,200

Included within the commercial real estate properties owned balance of £1,298m (31st December 2009: £1,200m) are properties held by Crescent Real Estate Holdings LLC with a carrying value of £1,078m (31st December 2009: £1,001m).
Commercial Mortgage Backed Securities
In the period ended 31st March 2010, commercial mortgage backed securities positions increased £317m to £788m (31st December 2009: £471m) primarily due to the addition of £319m liquid actively traded secondary positions.
B2.      CMBS Wrapped by Monoline Insurers
Exposure to CMBS assets where Barclays Capital held protection from Monoline insurers had reduced to £21m at     31st March 2010 (31st December 2009: £30m), as the fair value exposure of £258m was largely covered by a credit valuation adjustment £237m.
C.      Other Credit Market
C1.      Leveraged Finance

	As at	As at
Leveraged Finance Loans by Region	31.03.10	31.12.09
	£m	£m
UK	4,274	4,530
Europe	1,059	1,051
Asia	174	165
US	37	35
Total lending and commitments	5,544	5,781
Impairment	(347)	(274)
Net lending and commitments at period end	5,197	5,507

At 31st March 2010, the gross exposure relating to leveraged finance loans reduced £310m to £5,197m (31st December 2009: £5,507m) reflecting net paydowns and other movements of £245m and impairment charges of £65m in the period (2009: £98m).

Q110 IMS Appendix III - Barclays Capital Credit Market Exposures

C2.      SIVs, SIV-Lites and CDPCs
SIV and SIV-lite positions comprise liquidity facilities and derivatives. At 31st March 2010 exposures increased by £2m to £532m (31st December 2009: £530m).
Credit Derivative Product Companies (CDPCs) positions at 31st March 2010 reduced by £10m to £13m (31st December 2009: £23m).
C3.      CLO and Other Assets Wrapped by Monoline Insurers
The table below shows Collateralised Loan Obligations (CLOs) and other assets where Barclays held protection from monoline insurers at 31st March 2010.
By rating of the monoline - As at 31.03.10	Notional	Fair Value of Underlying Asset	Fair Value Exposure	Credit Valuation Adjustment	Net Exposure
	£m	£m	£m	£m	£m
AAA/AA	7,658	6,064	1,594	(102)	1,492
Non-investment grade:
Fair value through profit and loss	1,090	924	166	(113)	53
Loans and receivables	9,414	8,335	1,079	(538)	541
Total	18,162	15,323	2,839	(753)	2,086

As at 31.12.09
AAA/AA	7,336	5,731	1,605	(91)	1,514
Non-investment grade:
Fair value through profit and loss	1,052	824	228	(175)	53
Loans and receivables	9,116	7,994	1,122	(563)	559
Total	17,504	14,549	2,955	(829)	2,126

The movement in net exposure was driven by a decrease in the fair value exposure to monoline insurers of £312m, offset by currency appreciation of £143m and fair value gains of £129m.
Claims would become due in the event of default of the underlying assets. There have been no claims under the monoline insurance contracts as none of the underlying assets defaulted in the period. At 31st March 2010, the majority of the underlying assets were rated AAA / AA.

Q110 IMS Appendix III - Barclays Capital Credit Market Exposures

D.      Protium
On 16th September 2009, Barclays Capital sold assets of £7,454m, including £5,087m in credit market assets, to Protium Finance LP (Protium), a newly established fund.
The fair value of assets sold to Protium, together with assets Protium has subsequently bought, is set out below. Other assets includes cash realised from subsequent sales and paydowns and funds available to purchase third party assets of $411m at 31st March 2010, $24m at 31st December 2009 and $250m at 16th September 2009. This represents a change in presentation from previously reported results.
The loan decreased in local currency between 31st December 2009 and 31st March 2010 due to a paydown of the loan and interest received in January, as scheduled offset by accrued interest.
The loan to Protium was assessed for impairment by the Group as at 31st March 2010 in line with its impairment policy. This analysis found that there was no impairment at 31st March 2010.
US Residential Mortgages	As at 31.03.10	As at 31.12.09	As at 16.09.09	As at 31.03.10	As at 31.12.09	As at 16.09.09
	$m	$m	$m	£m	£m	£m
Other US sub-prime whole loans and real estate	955	1,038	1,124	631	641	682
Other US sub-prime securities	541	578	513	358	357	311
Total other US sub-prime	1,496	1,616	1,637	989	998	993

Alt-A	2,250	2,112	2,185	1,488	1,304	1,326

Monoline wrapped US RMBS	1,241	1,447	1,919	820	893	1,164

Commercial Mortgages
Monoline wrapped CMBS	1,421	1,378	1,991	939	851	1,208

Other Credit Market
Monoline wrapped CLO and other	359	475	652	237	294	396

Credit market related assets	6,767	7,028	8,384	4,474	4,340	5,087

Fair value of underlying assets wrapped by monoline insurers	3,893	4,095	3,592	2,574	2,529	2,179
Other assets	1,529	1,255	559	1,011	775	339
Total	12,189	12,378	12,535	8,059	7,644	7,605

Loan to Protium	12,645	12,727	12,641	8,362	7,859	7,669

E.      Own Credit
The carrying amount of issued notes that are designated under the IAS 39 fair value option is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.
At 31st March 2010, the own credit adjustment arose from the fair valuation of £63.1bn of Barclays Capital structured notes (31st December 2009: £61.5bn). The current year effect on fair value of changes in own credit was a loss of £102m (2009: gain £279m).
Barclays Capital also uses credit default swap spreads to determine the impact of Barclays own credit quality on the fair value of derivative liabilities. At 31st March 2010, cumulative adjustments of £337m (31st December 2009: £307m) were netted against derivative liabilities. The impact of these adjustments in both periods was more than offset by the impact of the credit valuation adjustments to reflect counterparty creditworthiness that were netted against derivative assets.

-ENDS-

END